SUB-ITEM 77e: Legal Proceedings
LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (coll ectively, "Federated"), and various Federated funds ("Fun ds"), have been named as defendants in several class action lawsuits now pending i n the United States District Court for the District of Mar yland. The lawsuits were purportedly filed on behalf of people who purchased, owne d and/or redeemed shares of Federated-sponsored mutual fun ds during specified periods beginning November 1, 1998. The suits are generally simila r in alleging that Federated engaged in illegal and improp er trading practices including market timing and late trading in concert with certain ins titutional traders, which allegedly caused financial injury to the mutual fund shareholders.
These lawsuits began to be filed shortly after Federated's
 first public announcement that it had received requests fo r information on shareholder trading activities in the Funds from the SEC, the Office of the New York State Attorney General ("NYAG"), and other aut horities. In that regard, on November 28, 2005, Federated announced that it had reach ed final settlements with the SEC and the NYAG with respect to those matters.
Specifically, the SEC and NYAG settled proceedings against t hree Federated subsidiaries involving undisclosed market tim ing arrangements and late trading. The SEC made findings: that Federated Investment Ma nagement Company ("FIMC"), an SEC-registered investment adv iser to various Funds, and Federated Securities Corp., an SEC-registered broker-de aler and distributor for the Funds, violated provisions of the Investment Advisers Act and Investment Company Act by approving, but not disclosing
, three market timing arrangements, or the associated confl ict of interest between
FIMC and the funds involved in the arrangements, either to o ther fund shareholders or to the funds' board; and that Fede rated Shareholder
Services Company, formerly an SEC-registered transfer agent
, failed to prevent a customer and a Federated employee from late trading in violation
of provisions of the Investment Company Act. The NYAG found that such conduct violated provisions of New York State law.
 Federated entered
into the settlements without admitting or denying the regula tors' findings. As Federated previously reported in 2004, it has already paid
approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Fed erated agreed to pay disgorgement and a civil money penalty in the aggregate amoun t of an additional $72 million and, among other things, agre ed that it would not serve as investment adviser to any registered investment comp any unless (i) at least 75% of the fund's directors are indep endent of Federated,
(ii) the chairman of each such fund is independent of Federat ed, (iii) no action may be taken by the fund's board or any c ommittee thereof unless approved by a majority of the independent trustees of the fund or committee, respectively, and (iv) the fund appoin ts a "senior officer" who reports to the independent trustees and is responsible for mo nitoring compliance by the fund with applicable laws and fidu ciary duties and for managing the process by which management fees charged to a fu nd are approved. The settlements are described in Federated's announcement which, along with previous press releases and related communic ations on those matters, is available in the "About Us" secti on of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defendants in sever al additional lawsuits that are now pending in the United Stat es District Court for the Western District of Pennsylvania, alleging, among other th ings, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickstein Shap iro LLP to represent the Funds in each of the lawsuits describe d in the preceding two paragraphs. Federated and the Funds, and their respective coun sel, have been defending this litigation, and none of the Fund s remains a defendant in any of the lawsuits (though some could potentially receive any recoveries as nominal defendants). Additional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential
similar suits is uncertain. Although we do not believe that t hese lawsuits will have a material adverse effect on the Funds , there can be no assurance that these suits, ongoing adverse publicity and/or other devel opments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse co nsequences for the Funds.




Current as of:  8/18/94